UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 29, 2020

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road,

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                 No ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 13, 2019.

Item 1 — Information Contained in this Form 6-K Report

As previously announced, on November 20, 2019, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger with Atlas Corp., a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan will become a direct, wholly owned subsidiary of Atlas (the “Proposed Reorganization”). Attached hereto and incorporated by reference herein are a proxy statement/prospectus and form of proxy card related to the Special Meeting of Seaspan to be held on February 27, 2020 to approve, among other matters, the Proposed Reorganization, as described in the attached proxy statement/prospectus.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas has filed a registration statement that includes a proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. In addition, investors may obtain a free copy of the proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can be obtained without charge by accessing them on Seaspan’s web site at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Exhibit Index

Exhibit No.	Description
99.1	Proxy Statement/Prospectus

99.2	Form of Proxy Card for Seaspan’s Special Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 29, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer